

December 4, 2014

Via E-mail
John J. Donahoe
President and Chief Executive Officer
eBay Inc.
2065 Hamilton Avenue
San Jose, CA 95125

> **Re: eBay Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed January 31, 2014**
> **Response dated November 26, 2014**
> **File No. 000-24821**

Dear Mr. Donahoe:

We have reviewed your response dated November 26, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Overview, page 62

1. We note your response to comment 1 in our letter dated November 18, 2014. If GMV includes a material amount of transactions that were not ultimately consummated and therefore usually did not generate revenue, we believe that additional disclosures would be necessary to explain this operating metric to your investors. While disclosure of operating metrics is important to assist investors in viewing your company through the eyes of management, we also believe it is important to provide your investors with a balanced discussion of the operating metrics you present. Such a balanced discussion

should clearly correlate the metric presented to its impact on your results of operations and discuss its limitations. We believe this provides important context necessary for your investors to understand the metric. Despite the fact that your take rate generally has remained consistent over time, if GMV includes a material amount of transactions that did not generate revenue, it appears that additional disclosures would be necessary to provide appropriate context around this metric. To assist us in better understanding this matter, either tell us the portion of GMV represented by transactions that are closed but not consummated for each year presented, or confirm our assumption, if true, that such portion of GMV was immaterial for each year presented.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or me at (202) 551-3737 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief